UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-42154

ESHALLGO INC

No. 37, Haiyi Villa, Lane 97, Songlin Road

Pudong New District

Shanghai, China 200120

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

On November 29, 2024, ESHALLGO INC (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with an accredited investor (the “Debenture Holder”) to place Convertible Debentures (the “Debentures,” each, a “Debenture”) with a maturity date (the “Maturity Date”) of November 28, 2025, which is 364 days after the issuance of the first Debenture, in the aggregate principal amount of up to $5,000,000 at a purchase price equal to 95% of the principal amount (the “Transaction”), provided that in case of an event of default, the Debentures may become, at the Debenture Holder’s election, immediately due and payable. The Debentures bear an interest rate of 5% per annum which shall be increased to 18% per annum in the event of default. Pursuant to the securities purchase agreement, the Debentures will be issued in a private placement pursuant to an exemption from the registration requirements pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and/or Regulation D thereunder.

The Company also entered into a registration rights agrement (the “Registration Rights Agrement”), date November 29, 2024, pursuant to which the Company agreed to register for resale the Class A ordinary shares issuable pursuant to the Debentures with the U.S. Securities and Exchange Commission (the “SEC”) within 21 days from the date of the Registration Rights Agrement.

The initial closing of the Transaction occurred on November 29, 2024 when we issued a first Debenture for $1,500,000. The second closing of a Debenture in the amount of $2,000,000 shall occur upon the filing of an initial registration statement (the “Registration Statement”) with the SEC registering the resale of the Class A ordinary shares upon conversion of the Debentures by the Debenture Holder. The third closing of a Debenture in the amount of $1,500,000 shall occur upon effectiveness of the Registration Statement as declared by the SEC.

In addition, the Company agreed to pay to the Debenture Holder (i) a commitment fee equal to 1% of the principal amount upon the effectiveness of the Registration Statement, either in cash or by the issuance to the Debenture Holder of such number of Class A ordinary shares that is equal to the commitment fee divided by the closing bid price of the Class A ordinary shares as of the date of the Securities Purchase Agreement, and (ii) a one-time due diligence and structuring fee of $25,000 at the first closing.

During the period from the issuance date of each Debenture and ending on the 50th calendar day after such issuance date, the Debenture Holder may convert the Debenture in its sole discretion to Company’s Class A ordinary shares at $4.756. After 50 calendar days form the issuance date and ending on the Maturity Date, the Debenture Holder may convert the Debenture in its sole discretion to Company’s Class A ordinary shares at any time at the lower of $4.756 or 93% of the lowest daily VWAP for the Ordinary Shares during the 5 consecutive trading days immediately preceding the conversion date, provided that the conversion price may not be less than $0.78954 (the “Floor Price”). The Debenture Holder may not convert any portion of a Debenture if such conversion would result in the Debenture Holder beneficially owning more than 4.99% of Company’s then issued and outstanding shares, provided that such limitation may be waived by the Debenture Holder with 65 days’ prior written notice. Any time after the issuance of a Debenture that the daily VWAP is less than the Floor Price for a period of 5 consecutive trading days in a period of 7 consecutive trading days or that a Registration Default (as defined in the Debenture) occurs (the last such day of each such occurrence, an “Amortization Event”), the Company shall make monthly payments beginning on the 10th trading day after the Amortization Event date and continuing on the same day of each successive calendar month. Each monthly payment shall be in an amount equal to the sum of (i) $1,000,000 of the principal or the outstanding principal if the principal is less than such amount plus, (ii) the payment premium of 10% in respect of such amount in (i), and (iii) accrued and unpaid interest hereunder as of each payment date.

The foregoing description of the Debentures, the Securities Purchase Agreement, and the Registration Rights Agrement is only a brief description of the material terms of the transaction documents and does not purport to be a complete description of the rights and obligations of the parties thereunder and such agreements are qualified in their entirety by reference to the full text of such documents, which are attached as Exhibits 2.1, 10.1 and 10.2, respectively, to this report on Form 6-K.

This report shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

EXHIBIT INDEX

Exhibit No.	Description

2.1	Form of Convertible Note
10.1	Form of Securities Purchase Agreement
10.2	Form of Registration Rights Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESHALLGO INC

Date: November 29, 2024	By:	/s/ Qiwei Miao
		Name:	Qiwei Miao
		Title:	Chief Financial Officer